Exhibit 99.1

FLY Leasing Limited February 2012
Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance, FLY's proposed acquisition transaction and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011 and in the Company's 6-K for the quarter ending September 30, 2011 filed with the SEC on November 4, 2011. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.
FLY - Investment Highlights
2011 - A Landmark Year Increased aircraft portfolio to 109 aircraft Acquired 52 aircraft for ~$1.5 billion All aircraft purchased with FLY's free cash and new or assumed debt Increased lessees to 53 airlines Added 20 new lessees Further diversified global footprint of lessees Lessees include many of the industry's premier credits Sold two aircraft for proceeds of $139 million Prices in excess of net book value Enhanced shareholder value Paid four quarterly dividends of $0.20 per share Repurchased 1.1 million shares for an average price of $11.89 per share Generated strong returns from investment in BBAM
FLY Leasing - Leading Global Lessor of Modern Aircraft Note: Portfolio data is as of 12/31/2011. Footnotes: Weighted average. Each includes one freighter. One A330-200, one A340-300, two A340-600s, one B747-400 and one B767-300ER. Based upon percent of the book value of aircraft. Modern Fleet - 8.5 Yr Average Age (1) Modern Fleet - 8.5 Yr Average Age (1) A320 Family 49 B737 Next Generation 34 B737 Classic (2) 3 B757 (2) 11 B717 6 Wide Body (3) 6 Total 109 % Narrowbody (4) 89% Long Leases - 3.6 Yr Remaining Lease Term (1) (CHART) Geographic Diversity - 53 Lessees (4) Geographic Diversity - 53 Lessees (4) Europe 44% India, Asia & South Pacific 29% North America 12% Latin & South America 9% Middle East & Africa 6% Total 100%
Strong Credits and Diversified Exposure 53 lessees in 29 countries Remaining average lease term: 3.6 years (1) FLY's lease exposure includes some of the top credits in the industry: The average remaining lease term is weighted by net book value of aircraft as of 12/31/11. The portfolio acquired was recorded at its fair value as of the acquisition date.
FLY's Aircraft Debt Facilities The effective interest rate includes contractual interest rates under each loan facility as of December 31, 2011 and associated amounts due under interest rate swap contracts. Beginning in August 2012, all excess cash flow will be used to repay principal. Balance is repayable in three quarterly installments beginning in February 2013. To be extended from November 2012 to November 2018. After November 2012, substantially all excess cash flow will be used to repay principal. Debt maturities match lease maturities. Facility Balance as of 12/31/2011 # of Aircraft Effective Interest Rate (1) Final Maturity Securitization $607m 40 4.94% November 2033 (2) Term Loan 1 $426m 16 6.87% February 2013(3) Term Loan 2 $598m 19 3.98% November 2018 (4) Term Loan 3 $493m 20 4.91% 2012-2017 (5) Other Aircraft Facilities $222m 14 5.70% 2014-2019 (5) Total $2,346m 109
BBAM Services FLY's Aircraft - Scale and Aligned Interests FLY's portfolio is serviced by BBAM, the world's third largest lease manager BBAM is 85% owned by its senior management and 15% by FLY FLY's 15% interest in BBAM has diversified earnings and been consistently profitable (CHART) Fleet Value ($bn) BBAM's Global Platform Leading Aircraft Lease Managers Source: AirFinance Journal, August 2011. Over 450 aircraft under management Solely a manager-does not own assets Originated over 600 aircraft in 20+ year track record Relationships with 200+ airlines Leader in Sale & Leasebacks Ongoing source of aircraft for FLY Comprehensive Platform Origination & remarketing Technical services Finance, contracts, investor relations Legal Corporate finance & capital markets
Proven Track Record of Enhancing Shareholder Value
Proven Track Record of Enhancing Shareholder Value FLY has Capitalized on the Aviation & Financial Cycles (1) The gains on the most recent two sales will be reported with Q4 results in March.
Strategy for Continually Increasing Shareholder Value FLY will Continue to Capitalize on Cycles
Industry Update
Airline Performance Snapshot Traffic Continuing to rebound from 2008 global recession and credit crisis although rate of growth slowing from 2010 Capacity Capacity growing slightly faster than traffic demand resulting in decreased loads compared to 2010 but still relatively high Yields Generally good with strong business traffic due to constrained capacity growth and higher load factors Growing concern over European debt crisis that might lead to Eurozone recession Airline Performance IATA forecasting industry profits in 2012, but 2011and 2012 lower than record 2010 levels Airlines have done a good job containing non-fuel costs Fuel Fuel now easily represents single largest expenditure for airlines (30% forecast for 2011) 2011 fuel bill approximately $180 billion (up approximately 25% from 2010) Cargo After very strong recovery in 2010, air freight, declined in 2011 A cooling China and resulting slowdown in exports could further weaken freight market
Source: ATA Demand for aircraft is mainly a function of global air travel growth (measured by RPKs) Air travel is highly correlated to GDP Historically RPKs have grown at 1-2% above global GDP Air travel growth has historically been resilient over the medium and long-term Average annual growth of ~6% since 1970 Industry participants expect global RPK growth to average ~ 5% over the next 20 years Asia-Pacific region is expecting rates above 6% due to Economic growth in emerging markets Continued relaxation of regulatory constraints LCC growth World Air Traffic Growth Drives Aircraft Leasing Historic Passenger Demand
The lessor fleet has grown from under 100 aircraft in the 1970s to 7,000+ today Over 56% of world's airlines (~400) have aircraft on operating lease Why Airlines Lease Why Airlines Lease Fleet Flexibility Ability to quickly address constantly changing equipment needs Financial Flexibility Less cash required compared to buying an aircraft No Residual Value Risk Airlines are willing to forego potential upside in aircraft residual value to avoid downside residual/ownership risk Better Equipment Most airlines can afford to obtain better aircraft through leasing compared to buying Aircraft Leasing - Increasingly Important for Airlines Aircraft Lessor Share of World Fleet Source: Oliver Wyman.